

May 8, 2014

<u>Via E-mail</u>
Mr. Jack Namer
Chief Executive Officer
Eye on Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

   Re: Eye on Media Network, Inc.
     Amendment No. 3 to Form 8-K
     Filed April 28, 2014
     File No. 000-55035

Dear Mr. Namer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please amend the financial statements in Exhibits 99.8 and 99.9 to present the complete information of Eye on South Florida. It appears that some of the values in the statements have been omitted in error.

<u>Item 2.01(f) Form 10 Information, page 3</u>

<u>Description of Business, Principal Products, Services, page 4</u>

2. We note your disclosure throughout your report regarding Eye on South Florida's distribution platforms. However, please revise to delete the first sentence of the fourth paragraph on page 5 as it does not appear that your content is distributed to 98% of the populated world.

3. We note your revised disclosure in response to comment 5. Please disclose the material terms of your agreement with IHN Media Services, LLC, and file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

4. We note your response to comment 6. Please further revise to delete references to "proprietary" software, technology and equipment. Please refer to pages 4, 6 and 7.

You may contact Michael Henderson, Staff Accountant, (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clifford J. Hunt
        Law Office of Clifford J. Hunt, P.A.